UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

Peak Resorts, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

70469L100

(CUSIP Number)

Calendar Year 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

No.	70469L100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Timothy D. Boyd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

864,300

	6	SHARED VOTING POWER

410,000 (over which Mr. Boyd’s spouse serves as Trustee)

	7	SOLE DISPOSITIVE POWER

864,300

	8	SHARED DISPOSITIVE POWER

410,000 (over which Mr. Boyd’s spouse serves as Trustee)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,274,300 (Includes 410,000 shares over which Mr. Boyd’s spouse serves as Trustee)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

The amount in this report includes 864,300 shares held by Mr. Boyd as Trustee of the Timothy D. Boyd Revocable Trust, dated August 27, 1996, over which Mr. Boyd exercises sole voting and investment power.  The amount also includes 107,600 shares held by Mr. Boyd's wife, Melissa K. Boyd, as Trustee of the Timothy D. Boyd 2011 Family Trust u/a, dated January 28, 2011 and 302,400 shares held by Ms. Boyd as Trustee of the Melissa K. Boyd Revocable Trust, dated August 27, 1996, over all of which Ms. Boyd exercises sole voting and investment power.  Mr. Boyd disclaims beneficial ownership of the 410,000 shares over which Ms. Boyd serves as Trustee.

.

Item 1.

(a)	Name of Issuer
Peak Resorts, Inc.

(b)	Address of Issuer’s Principal Executive Offices
17409 Hidden Valley Dr. Wildwood, Missouri 63025

Item 2.

(a)	Name of Person Filing
Timothy D Boyd

(b)	Address of Principal Business Office or, if none, Residence
17409 Hidden Valley Dr. Wildwood, Missouri 63025

(c)	Citizenship
USA

(d)	Title of Class of Securities
Common Stock, $0.01 par value

(e)	CUSIP Number
70469L100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: The amount in this report includes 864,300 shares held by Mr. Boyd as Trustee of the Timothy D. Boyd Revocable Trust, dated August 27, 1996, over which Mr. Boyd exercises sole voting and investment power. The amount also includes 107,600 shares held by Mr. Boyd's wife, Melissa K. Boyd, as Trustee of the Timothy D. Boyd 2011 Family Trust u/a, dated January 28, 2011 and 302,400 shares held by Ms. Boyd as Trustee of the Melissa K. Boyd Revocable Trust, dated August 27, 1996, over all of which Ms. Boyd exercises sole voting and investment power. Mr. Boyd disclaims beneficial ownership of the 410,000 shares over which Ms. Boyd serves as Trustee.

(b)	Percent of class: 9.1

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 864,300

(ii)	Shared power to vote or to direct the vote: 410,000 (over which Mr. Boyd’s spouse serves as Trustee)

(iii)	Sole power to dispose or to direct the disposition of: 864,300

(iv)	Shared power to dispose or to direct the disposition of: 410,000 (over which Mr. Boyd’s spouse serves as Trustee)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ ..

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2015	By:	/s/ Timothy D. Boyd
Name: Timothy D. Boyd
Title: President

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)